Exhibit 7

The following is an explanation of various ratios used in the Annual Report on Form 20-F of CanWest Media Inc. for its 2002 fiscal year.

The ratio of the net debt to total capitalization represents total long term debt (including the current portion) as a percentage of the total of net assets and total long term debt (including the current portion).

Fixed charge coverage represents the ratio of the total of interest expenses and amortization of deferred financing fees, the financing component of rent expenses, and interest on junior subordinated floating rate notes (total fixed charges) to the total of income before the following: income taxes, financing expenses, the financing component of rent expense, interest in earnings of equity accounted affiliates; and distributions from equity accounted affiliates.